[Letterhead of Clifford Chance US LLP]

September 8, 2006

VIA EDGAR

Ms. Karen J. Garnett

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CBRE Realty Finance, Inc.
Registration Statement on Form S-11, filed on August 4, 2006
Registration No. 333-132186

Dear Ms. Garnett:

As counsel to CBRE Realty Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-132186) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Keith Gollenberg of the Company, dated August 11, 2006 (the “August 11 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the August 11 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 4.

We have provided to each of you, Thomas Flinn, Cicely LaMothe and Charito Mittelman, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on August 4, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meaning set forth in the Registration Statement.

General

1.	We understand that the office of Investment Management continues to correspond with the company in connection with our previous comment 1. Please note that all comments, including those issued by the Division of Investment Management, must be resolved before we may clear the filing for effectiveness.

Karen J. Garnett

CBRE Realty Finance, Inc.

September 8, 2006

RESPONSE:

We have reached agreement with the Office of Investment Management on the disclosure contained in the registration statement on the Company’s compliance with the Investment Company Act of 1940, as amended. The revised disclosure appears on pages 12, 13, 97 and 98 of the prospectus.

Cover Page

2.	We note the addition of JMP Securities. Please limit disclosure on the cover page to include only the names of your lead or managing underwriters. Refer to Item 501(b)(8) of Regulation S-K.

RESPONSE:

The Company supplementally advises the Staff that each underwriter listed on the cover page of the prospectus is a managing underwriter. The Company also advises the Staff that there may be an underwriting syndicate in connection with the offering, and in such case, each underwriter in the syndicate will not be listed on the cover page but will be listed in the Underwriting section of the prospectus.

Summary

3.	We refer to the added disclosure on page 2. Please clarify the duration of the “initial term” of your management agreement and describe the arrangement with your manager upon the expiration of that initial term.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on page 10 of the prospectus.

Distribution Policy, page 51

4.	We note your disclosure that distributions were paid solely from earnings and profits. Please, discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 12 and 52 of the prospectus.

Contractual Obligations, page 65

5.	Please revise the table to include your obligations under the Wachovia Facility and the Junior Subordinated Debentures, or tell us why you have omitted those amounts.

Karen J. Garnett

CBRE Realty Finance, Inc.

September 8, 2006

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that it has included disclosure regarding its contractual obligations as of the most recent interim period (June 30, 2006) for which financials statements are presented in the Registration Statement. The Company advises the Staff that it consummated these transactions after June 30, 2006 and therefore has not included them in the tabular disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 67

6.	Please explain to us how you considered disclosing FFO information for the period of inception through December 31, 2005.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on page 68 of the prospectus.

Selling Stockholders, page 121

7.	Please tell us when you expect to identify the selling stockholders and the amount of shares they are selling in this offering.

RESPONSE:

In response to the Staff’s comment, the Company has added the applicable disclosure on page 124 of the prospectus.

Karen J. Garnett

CBRE Realty Finance, Inc.

September 8, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149.

Sincerely,

By:	/s/ Larry P. Medvinsky
Larry P. Medvinsky

cc:	Ms. Charito Mittleman
Mr. Thomas Flinn
Ms. Cicely LaMothe
Mr. Keith Gollenberg
Mr. Michael Angerthal
Mr. Mark Kelson, Esq.